MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) of Cardiome Pharma Corp. (“Cardiome”) for the period ended June 30, 2013 is as of August 1, 2013. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  This MD&A should be read in conjunction with our interim unaudited consolidated financial statements and notes thereto for the six months ended June 30, 2013. You should also consider our audited consolidated financial statements and notes thereto and our MD&A for the year ended December 31, 2012, which are included in our 2012 Annual Report on Form 20-F. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations of our future performance, liquidity and capital resources, as well as marketing plans in Europe, anticipated revenues from sales of BRINAVESSTM in Europe, the expected completion of the Merck transition of global rights to vernakalant to Cardiome and other non-historical statements, are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Report on Form 20-F, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Report on Form-20F. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome Pharma Corp., including our most recent Annual Report on Form 20-F, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

We are a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. We have one product, BRINAVESSTM, the trade name of vernakalant intravenous (IV), approved for marketing in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days duration or less and for post-cardiac surgery patients with atrial fibrillation of three days duration or less. Atrial fibrillation is an arrhythmia or abnormal rhythm, of the upper chambers of the heart.

Vernakalant

Exclusive global rights to the intravenous and oral formulations of vernakalant hydrochloride (“vernakalant (IV) and vernakalant (oral)” respectively) are held by Merck, known as MSD outside the United States and Canada, under two separate collaboration and license agreements (the “Collaboration Agreements”). On September 25, 2012, Merck gave notice to us of its termination of both collaboration and license agreements. The terminations will be effective after the notice periods pursuant to the terms of the collaboration and license agreements. Upon the effective dates of the terminations, we will have exclusive global rights to vernakalant (IV) and vernakalant (oral).

On April 24, 2013, we entered into a Transition Agreement with Merck (“Transition Agreement”) to amend and supplement the provisions of the Collaboration Agreements governing their respective rights and responsibilities in connection with the termination of the Collaboration Agreements and the reversion and transfer of rights and responsibilities for vernakalant to Cardiome. Pursuant to this agreement, we will take responsibility for worldwide sales, marketing, and promotion of vernakalant IV.

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Under the Transition Agreement, we continued to receive relevant royalties on worldwide sales as well as a promotional services fee. Regulatory product rights and product distribution responsibility are expected to transfer to Cardiome upon transfer of the marketing authorization in the respective countries, following which we will recognize all BRINAVESS™ revenue and Merck will cease paying royalties or any promotional services fee for such countries.  Merck will either terminate or transfer sponsorship responsibility for each relevant clinical study to us by September 15, 2013.

On June 27, 2013, the European Commission approved the transfer of the centrally-approved marketing authorization for BRINAVESS™ from Merck to Cardiome. Cardiome is now the new marketing authorization holder for BRINAVESS™ in the member states of the European Union. Cardiome and Merck will continue to work together until September 15, 2013 to finalize the organizational arrangement for transfer of all responsibilities, including batch release, and operational management of the post-approval safety study.

The continuing transition of vernakalant from Merck to us is a multi-step process and transition activities are ongoing. We expect these activities to continue throughout 2013. Depending on the timing of these activities and regulatory approvals, we and Merck may agree to extend the notice periods.

Vernakalant (IV)

North America

In 2003, we entered into a collaboration and license agreement for the co-development and exclusive commercialization of vernakalant (IV) in the United States, Canada and Mexico (collectively “North America”) with Astellas US LLC (“Astellas”). In July 2011, we granted consent for the transfer of rights for the development and commercialization of vernakalant (IV) in North America from Astellas to Merck. Pursuant to the agreement, we were responsible for 25 percent of the development costs for vernakalant (IV) in North America, while Merck was responsible for 75 percent of the development costs and future commercialization costs for vernakalant (IV) in North America. In Q3-2012, we announced Merck will return the global marketing and development rights for vernakalant (IV). In May 2013, we completed the transfer of sponsorship of the U.S. Investigational New Drug Applications for vernakalant (IV), and the transfer of the U.S. New Drug Application for vernakalant (IV) from Merck to Cardiome. In addition, Merck Canada Inc., a subsidiary of Merck, transferred its sponsorship of all vernakalant Canadian Clinical Trial Applications to Cardiome.

We have previously announced positive results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for vernakalant (IV). We have also announced positive results from an additional Phase 3 study, ACT 2, evaluating patients with post-operative atrial arrhythmia and have completed an open-label safety study, ACT 4.

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In 2006, our former partner, Astellas, submitted an NDA for vernakalant (IV) to the FDA seeking approval to market vernakalant (IV) in the United States for the conversion of atrial fibrillation. In Q3-2008, Astellas received an action letter from the FDA informing Astellas that the FDA had completed its review of the NDA for vernakalant (IV) and that the application was approvable. In Q3-2009, following extended discussions with the FDA, Astellas was undertaking a single confirmatory additional Phase 3 clinical trial under a Special Protocol Agreement (“SPA”), called ACT 5, which began patient enrolment in Q4-2009. In Q4-2010, Astellas suspended patient enrolment in the ACT 5 trial pending FDA review of a single serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (IV). The trial’s independent Data Safety Monitoring Board reviewed the case and recommended the trial continue; however, the FDA requested that full data regarding this case from the South American clinical site be provided for their review prior to determining what steps, if any, are needed to restart the study. After the transfer of rights from Astellas to Merck, Merck and the FDA terminated the ACT 5 trial. Merck had begun discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States. Cardiome will continue these discussions to determine potential pathways forward for vernakalant.

Outside North America

In Q2-2009, we entered into a collaboration and license agreement for the development and exclusive commercialization of vernakalant (IV) outside of North America with Merck. Under the agreement, development efforts and expenses for vernakalant (IV) outside of North America are the responsibility of Merck. In Q3-2009, we received a $15 million milestone payment from Merck upon the filing of a Marketing Authorisation Application (“MAA”) to the European Medicines Agency seeking marketing approval for vernakalant (IV) in the European Union. In Q2-2010, we announced final results from the Phase 3 European Comparator Study (the “AVRO study”) which showed the superiority of vernakalant (IV) over amiodarone in the conversion of atrial fibrillation to sinus rhythm within 90 minutes of the start of drug administration. In the Asia-Pacific region, Merck initiated a Phase 3 trial in Q3-2010 that is expected to support regulatory applications in additional territories for which marketing approval has not yet been attained. This study is currently suspended pending the return of rights from Merck. In Q3-2010, we announced that vernakalant (IV), under the trade name BRINAVESS™, was granted marketing approval in the European Union, Iceland and Norway for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days duration or less and for post-cardiac surgery patients with atrial fibrillation of three days duration or less. As a result of the European marketing approval, we received a $30 million milestone payment from Merck. In 2011, BRINAVESS™ was granted marketing approval in several countries outside of the European Union. Also in 2011, Merck initiated SPECTRUM, a post-approval safety study. This study is ongoing and we intend to continue this study upon the return of rights from Merck.

BRINAVESS™ has been commercially launched by Merck in a number of countries where it is approved for marketing. In Q2-2013, we began establishing a direct sales force in select European markets in support of BRINAVESSTM. Countries that are covered by Cardiome’s direct sales force include Germany, Spain, Sweden, Norway, Finland, Denmark and Luxembourg. While Cardiome now has a direct sales force supporting many markets, we do not have control over product pricing and discounts until September 15, 2013, when we take over product distribution of BRINAVESSTM from Merck. Subsequent to quarter end, we partnered with AOP Orphan Pharmaceutical AG (“AOP Orphan”) to commercialize BRINAVESS™ in select European markets where we do not currently operate. AOP Orphan will support us in obtaining product registrations required for the marketing and sale of BRINAVESS™ in those markets and will actively call on customers to promote the product.

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Vernakalant (oral)

In 2006, we announced positive results from a Phase 2a pilot study. A Phase 2b clinical study for vernakalant (oral) was initiated in Q1-2007 and we announced positive final results from the completed study in Q3-2008. In Q2-2009, we entered into a collaboration and license agreement for the development and commercialization of vernakalant (oral), providing a Merck affiliate with exclusive rights to vernakalant (oral) globally. Pursuant to the collaboration and license agreement, all development efforts and expenses for vernakalant (oral) are the responsibility of Merck. In Q4-2010, we announced that Merck’s current review of vernakalant (oral) was completed, and that Merck had confirmed its plans for the clinical development of vernakalant (oral) beginning in 2011. In November 2011, we announced that Merck completed an additional multiple rising-dose Phase 1 study to explore the safety, tolerability, pharmacokinetics and pharmacodynamics of higher doses of vernakalant (oral) than previously studied in healthy subjects and that in this study, vernakalant (oral) was well-tolerated at increased exposures. We also announced that an additional Phase 1 trial assessing the safety and tolerability of vernakalant (oral) when dosed for a more extended period of time at higher exposures was initiated in 2011. This trial was successfully completed in February 2012. In Q1-2012, Merck communicated to us its decision to discontinue further development of vernakalant (oral). In Q3-2012, we announced Merck will return the global marketing and development rights for vernakalant (oral). In May 2013, we completed the transfer of sponsorship of the U.S. Investigational New Drug Applications for vernakalant oral from Merck to Cardiome. We are continuing to assess the appropriate development plan.

Other Projects

We continue to support pre-clinical research and development work externally through collaborations. The focus of the technology is on modulating cellular proteins (ion channels) that gate the movement of ions across the cell membrane to control a variety of essential functions ranging from the contraction of muscles, to the secretion from glands, and even responses to foreign bodies and inflammation. The wide variety of such proteins provides a broad area for the development of therapeutics useful in a large number of human disorders.

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The following table summarizes the key milestones associated with our programs:

Project	Stage of Development	Current Status	Cost to Date (in millions of dollars)
Vernakalant (IV)	FDA New Drug Application (NDA)	Approvable letter received in 2008	$102.5

	European Marketing Authorisation Application (MAA)	Marketing approval received in September 2010 under trade name BRINAVESS™

	European Comparator (AVRO) Study	Final results released in Q2-2010

	Phase 3 Asia Pacific study	Patient enrollment initiated in Q3-2010 Suspended pending transition

	Phase 3 ACT 5 study	Study terminated

	Post approval study	Spectrum (post approval safety study) Initiated in 2011
Study continuing
Vernakalant (oral)	Phase 2b Clinical Trial	Final results released in Q3-2008	109.4

	Pharmacokinetic/ pharmacodynamics studies	Phase 1 PK/PD study completed
28-day Phase 1 trial completed

Pre-clinical Projects	Pre-Clinical Stage	Pre-clinical studies	18.5

CORPORATE DEVELOPMENT

Establishment of European presence

During Q1-2013, we appointed Steen Juul-Möller, M.D., Ph.D./DMSc., FESC as our European Medical Director to oversee our clinical and medical affairs activities. We also began establishing a small, direct sales force in Europe to promote BRINAVESS™. During Q2-2013, Jürgen Polifka, Ph.D. joined our management team as General Manager, Sales and Marketing Europe to oversee our commercialization activities in Europe. We will continue to build our direct sales force in Europe.

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Long-term debt settlement

On February 28, 2013, the debt settlement agreement dated December 10, 2012, and amended on December 31, 2012, between us and Merck was further amended (the “Debt Settlement Agreement”), allowing us to pay the balance of the debt settlement amount prior to March 31, 2013. On March 1, 2013, we paid the remaining $13 million of the $20 million agreed-upon debt settlement payment, extinguishing all outstanding debt obligations to Merck. We recorded a gain on debt settlement of $20.8 million during Q1-2013. With this final payment, all outstanding debt obligations are extinguished and Merck has released and discharged the collateral security taken in respect of the advances under the line of credit.

Management change

In addition to the appointment of Dr. Polifka, discussed above, on March 26, 2013, we announced changes to our senior management team. William Hunter, M.D., previously interim Chief Executive Officer and Director, has been appointed full-time President and Chief Executive Officer; Karim Lalji has been promoted from Senior Vice President of Commercial Affairs to Chief Commercial Officer; and Sheila Grant has been hired as Chief Operating Officer.

Renewal of stock option plan

Our Stock Option Plan (the “Plan”) was re-approved on June 28, 2013, and we were granted the ability to continue granting options under the Plan until June 28, 2016.

Advance notice policy

Our board of directors adopted an Advance Notice Policy which was approved on June 28, 2013, to provide our shareholders, directors and management with direction on the procedure for shareholder nomination of directors.

Majority voting policy

During the quarter, our board also adopted a Majority Voting Policy stipulating that if the votes in favour of the election of a director nominee at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation, for the Governance, Nominating and Compensation Committee’s consideration. The Committee will make a recommendation to the board after reviewing the matter, and the board’s decision to accept or reject the resignation offer will be announced by press release.

Share consolidation

On April 3, 2013, our shareholders approved the consolidation of our issued and outstanding common shares on the basis of one (1) post-consolidation common share for every five (5) pre-consolidation common shares. Our common shares began trading on a post-consolidation basis on the NASDAQ and TSX on April 12, 2013. All share and per share information in this document gives effect to the share consolidation on a retroactive basis, unless otherwise indicated.

NASDAQ listing

On April 26, 2013, we received confirmation from the NASDAQ Listing Qualification Staff that we have regained compliance with the NASDAQ Capital Market’s minimum $1.00 bid price per share requirement.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting that occurred during the six months ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our interim consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of intangible assets, clinical trial accounting, revenue recognition, and stock-based compensation expense.

There were no material changes to our critical accounting estimates during the past two financial years.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, and clinical trial accounting. These and other significant accounting policies are described more fully in Note 2 of our annual consolidated financial statements for the year ended December 31, 2012. There have been no material changes to these accounting policies during the six months ended June 30, 2013, except as described below.

Changes in Significant Accounting Policies

FASB Amendments:

In February 2013, the Financial Accounting Standards Board (“FASB”) issued amendments to the accounting guidance for presentation of comprehensive income, requiring an entity to provide additional information about reclassification of accumulated other comprehensive income by component. The amendments, which are effective prospectively for reporting periods beginning after December 15, 2012, do not change the current requirements for reporting net income or other comprehensive income. On January 1, 2013, we prospectively adopted the amendments. The adoption of the amendments did not have a material impact on our results of operations for the periods presented.

Inventories:

Pursuant to the Debt Settlement Agreement, we purchased $2.8 million of work in process inventories including unlabeled vials of vernakalant (IV) and active pharmaceutical ingredients for vernakalant (IV). As a result, we adopted a new accounting policy for measuring these inventories.

Inventories consist of unfinished product (work in process) and are measured at the lower of cost and net realizable value. The cost of inventories includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

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Impact of Accounting Pronouncements Affecting Future Periods

In March 2013, the FASB issued amendments on foreign currency matters related to parent’s accounting for the cumulative translation adjustment upon de-recognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The amendments clarify the applicable guidance for the release of the cumulative translation adjustment (CTA) under current U.S. GAAP. These amendments will be effective prospectively for reporting periods beginning after December 15, 2013. We do not expect the adoption of the amendments to have a material impact on our financial position or results of operations.

RESULTS OF OPERATIONS

Second Quarter Overview

The net loss in Q2-2013 compared to net income in Q1-2013 was mainly due to the recognition of a $20.8 million gain on settlement of debt owed to Merck in Q1-2013. In addition, expenses related to sales and marketing for BRINAVESSTM commercialization in Europe increased by $0.8 million in Q2-2013 compared to Q1-2013. The higher expenses in Q2-2013 were partially offset by a decrease of $0.3 million related to development of exploratory projects.

Three and Six Months Ended June 30, 2013 Compared to Three and Six Months Ended June 30, 2012

We recorded a net loss of $2.8 million ($0.22 per share) for the three months ended June 30, 2013 (Q2-2013), compared to a net loss of $5.7 million ($0.46 per share) for the three months ended June 30, 2012 (Q2-2012). On a year-to-date basis, we recorded a net income of $15.6 million ($1.25 per share) for the six months ended June 30, 2013, compared to a net loss of $12.6 million ($1.03 per share) for the six months ended June 30, 2012.

The net loss for Q2-2013 was primarily due to ongoing operating costs. The net income for the six months ended June 30, 2013 was primarily due to the recognition of a $20.8 million gain on the settlement of debt owed to Merck. The lower losses in fiscal 2013, compared to the comparable period in 2012, are mainly a result of lower employee and ongoing facility lease expenses as a result of restructuring efforts in fiscal 2012.

For the remainder of the year, our expenses are expected to be greater than our revenues from the sale of BRINAVESS™, and any licensing, research collaborative and other fees we may earn.

Revenue

Revenue for Q2-2013 was $0.1 million, a decrease of $0.1 million from $0.2 million in Q2-2012. On a year-to-date basis, revenue for the six months ended June 30, 2013 and 2012 was $0.2 million and $0.6 million, respectively. Revenue is comprised of licensing and other fees we received from our collaborative partners and, in the case of the six months ended June 30, 2012, research collaborative fees from Merck.

Licensing and other fees in 2012 and 2013 primarily represent royalties from our collaborative partners. We do not expect licensing and other fees to be significant in the future. However, we expect to begin earning revenue from the sale of BRINAVESS™ in Q3-2013.

Research collaborative fees comprise contract research fees and project management fees from our collaborative partners. We did not earn any research collaborative fees for the six months ended June 30, 2013 as a result of the termination of the collaboration and license agreements with Merck, and we do not expect to earn such fees in the future.

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Research and Development Expenditures

Research and development (“R&D”) expenditures were insignificant for Q2-2013 as compared to $2.3 million for Q2-2012. We incurred total R&D expenditures of $0.4 million for the six months ended June 30, 2013, compared to $5.2 million for the same period in 2012.

R&D expenditures primarily consist of costs related to contract service and research agreements and consulting fees. Prior to Q3-2012, R&D expenditures also included wages and benefits (including stock-based compensation) of our employees performing research functions, as well as materials and lab supplies used in these activities.

The decrease in R&D expenditures for the six months ended June 30, 2013, compared to the same period in 2012, was primarily due to the restructuring initiatives in Q3-2012 which eliminated our internal research activities. In addition, we did not incur significant costs on vernakalant (IV) as a result of the termination of the ACT 5 trial in 2012.

For the remainder of the year, we will continue to support pre-clinical research and development work externally through collaborations. These costs are expected to be significantly lower than the research expenditures incurred in prior years.

Selling, General and Administration Expenditures

Selling, general and administration (“SG&A”) expenditures primarily consist of wages and benefits (including stock-based compensation), office costs, corporate costs, business development costs, consulting fees and professional fees. Commencing Q1-2013, they also include costs incurred to support the commercialization of BRINAVESSTM.

SG&A expenditures for Q2-2013 were $3.0 million compared to $2.2 million for Q2-2012. On a year-to-date basis, we incurred total SG&A expenditures of $5.2 million for the six months ended June 30, 2013, compared to $4.8 million for the same period in 2012. The increase in SG&A expenditures was primarily due to an increase in costs associated with our sales and marketing efforts to support the commercialization of BRINAVESS™. The increase in SG&A expenditures was partially offset by a decrease in lease expense as well as wages and benefits expense as a result of our workforce reductions in 2012.

For the remainder of the year, we expect our overall SG&A expenditures to increase in 2013 as compared to 2012 as a result of our transition activities with Merck, worldwide sales and marketing efforts, as well as other related costs required to support the commercialization of BRINAVESS™.

Restructuring

Restructuring consists of employee termination benefits, idle-use expense, asset impairments, and other charges.

Restructuring charges for the six months ended June 30, 2013 represented a revision to our previous estimate of total restructuring charges, while the amount for the same period in 2012 related primarily to employee termination benefits associated with our Q1-2012 workforce reduction.

Restructuring activities were substantially complete in 2012; therefore, we do not expect restructuring charges in the second half of 2013 to be significant.

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Other Income and Expense

Other income and expense consists of sublease income, foreign exchange gains (losses), interest, and gain from settlement of debt.

Other income for Q2-2013 was $0.2 million, compared to other expense of $1.0 million for Q2-2012. For the six months ended June 30, 2013, other income was $21.2 million, compared to other expense of $1.9 million for the six months ended June 30, 2012. The decrease in other expense related primarily to a decrease in interest expense due to the settlement of debt owed to Merck. In Q1-2013, we also recorded a $20.8 million gain on the settlement of debt owed to Merck.

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QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected unaudited consolidated financial data for each of the last eight quarters, prepared in accordance with U.S. GAAP:

	Quarter ended
(In thousands of U.S. dollars except per share amounts)	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012

Total revenue	$107	$60	$84	$63
Research and development	35	370	385	449
Selling, general and administration(3)	2,974	2,236	2,356	2,496
Restructuring	(57)	(73)	35	9,036
Gain on settlement of debt	-	20,834	11,218	-
Net income (loss)	$(2,774)	$18,393	$7,744	$(13,412)
Income (loss) per share
Basic and diluted(2)	$(0.22)	$1.47	$0.63	$(1.10)

	Quarter ended
(In thousands of U.S. dollars except per share amounts)	June 30, 2012		March 31, 2012		December 31, 2011	September 30, 2011

Total revenue	$209		$433		$401	$274
Research and development	2,255	(1)	2,928	(1)	3,442	3,903
Selling, general and administration(3)	2,207	(1)	2,552	(1)	2,095	2,764
Restructuring	165	(1)	804	(1)	-	-
Net loss	$(5,677)		$(6,970)		$(5,898)	$(7,153)
Income (loss) per share
Basic and diluted(2)	$(0.46)		$(0.57)		$(0.48)	$(0.59)

(1) Employee termination benefits relating to the Q1-2012 workforce reduction have been reclassified to restructuring.

(2) Income (loss) per share amounts for the periods presented have been adjusted on a retroactive basis to reflect the April 12, 2013 one-for-five share consolidation.

(3) Effective Q1-2013, SG&A includes costs incurred to support the commercialization of BRINAVESSTM.

Variations in our revenue, expenses and net income (loss) for the periods above resulted primarily from the following factors:

Research and development expenditures:

The timing and amount of clinical trials and research work performed resulted in the variations in R&D expenditures. The significant decrease in R&D expenditures starting in the second half of 2012 was due to the elimination of the internal research function.

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Selling, general and administration expenditures:

The timing of stock option grants, consulting fees and corporate costs resulted in the variations in SG&A expenditures. The increase in SG&A expenditures in the most recent quarter was due to costs incurred to support the commercialization of BRINAVESSTM, which was partially offset by cost savings from our 2012 restructuring initiatives.

Restructuring:

The workforce reductions and the idle-use expense in Q2-2012 and Q3-2012 resulted in the variations in restructuring cost.

Gain on settlement of debt:

The debt settlement agreement with Merck in Q4-2012 and the resulting payments of the settlement amounts in Q4-2012 and Q1-2013 resulted in the gains on settlement of debt.

Net income (loss)

The timing of our revenue and expenses discussed above resulted in the variations in net income (loss). Our net income for Q1-2013 and Q4 2012 was also positively affected by the $20.8 million and $11.2 million gain on the settlement of debt owed to Merck.

LIQUIDITY AND CAPITAL RESOURCES

Our operational activities during Q2-2013 were financed mainly by working capital carried forward from the preceding fiscal year. At June 30, 2013, we had working capital of $22.1 million, compared to $6.1 million at December 31, 2012. Included in working capital at December 31, 2012 was a debt obligation to Merck of $32.5 million. On March 1, 2013, we paid the remaining $13 million of the $20 million agreed-upon debt settlement amount to Merck, extinguishing our outstanding debt obligation of $32.5 million. We had available cash reserves comprised of cash and cash equivalents of $19.7 million at June 30, 2013 compared to $41.3 million at December 31, 2012.

We believe that our cash position and the anticipated cash inflows from the sale of BRINAVESS™ will be sufficient to finance our operational and capital needs for at least 18 months.  Our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with clinical trials and commercialization efforts, fees from collaborative and license arrangements with third parties and strategic opportunities. Our cash reserves will continue to fund the development and commercialization of vernakalant, and operational as well as strategic activities. It may be necessary to raise additional funds. These funds may come from sources which include entering into strategic collaboration arrangements, issuance of shares, or alternative sources of financing. However, there can be no assurance that we will successfully raise funds to continue the development and commercialization of vernakalant and operational activities.

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Sources and Uses of Cash

(in thousands of U.S. dollars)	For the Three Months Ended June 30		For the Six Months Ended June 30
	2013	2012	2013	2012
Cash used in operating activities	(6,040)	$(4,803)	$(8,524)	$(12,790)
Cash used in investing activities	(35)	(26)	(53)	(225)
Cash provided by (used in) financing activities	55	-	(12,921)	25,000
Effect of foreign exchange rate on cash and cash equivalents	(20)	(16)	(62)	47
Net increase (decrease) in cash and cash equivalents	$(6,040)	$(4,845)	$(21,560)	$12,032

Cash used in operating activities in Q2-2013 was $6.0 million compared to $4.8 million in Q2-2012. The increase in cash used was primarily due to $3.0 million of work in process inventories and clinical supplies purchased from Merck in anticipation of the sale of BRINAVESS™. The increase in cash used was partially offset by reduced general and administration spending in the first six months of fiscal 2013 as a result of restructuring efforts in fiscal 2012. Cash used in operating activities for the six months ended June 30, 2013 was $8.5 million, a decrease of $4.3 million from $12.8 million used in operating activities for the same period in 2012.

Cash used in investing activities was insignificant in Q2-2013 and Q2-2012.

Cash provided by financing activities in Q2-2013 was insignificant and no cash was provided by financing activities in Q2-2012. On a year-to-date basis, cash used in financing activities for the six months ended June 30, 2013 was $12.9 million and as compared to $25 million of cash provided by financing activities for the same period in 2012. The change was mainly due to the debt settlement payment to Merck of $13.0 million in Q1-2013. In Q1-2012, we received a $25.0 million advance from Merck.

Contractual Obligations

As of June 30, 2013 and in the normal course of business we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2013	2014	2015	2016	2017	There- after	Total
Operating lease obligations	290	197	Nil	Nil	Nil	Nil	487
Other commitments	993	233	175	Nil	Nil	Nil	1,401
Total	$1,283	$430	$175	Nil	Nil	Nil	$1,888

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Outstanding Share Capital

As at August 1, 2013, there were 12,470,335 common shares issued and outstanding, and 1,104,374 common shares issuable upon the exercise of outstanding stock options (of which 613,032 were exercisable) at a weighted average exercise price of CAD $7.82 per share. These amounts have been adjusted on a retroactive basis to reflect the April 12, 2013 one-for-five share consolidation.

RELATED PARTY TRANSACTIONS

We did not enter into any material related party transactions during the three or six months ended June 30, 2013.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, changes in financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At June 30, 2013, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in U.S. dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows.

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